EXHIBIT 1

Buenos Aires, August 16, 2013

Messrs.
NATIONAL SECURITIES COMMISSION
25 de Mayo 175
Subgerencia de Emisoras

Re: Relevant Fact (Hecho Relevante).
Buenos Aires Stock Exchange places Edenor’s securities in
“Common Trading” (Rueda Común).

Dear Sirs:

I hereby inform you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (“EDENOR” or the “Company”), in accordance with applicable regulation, that on August 15, 2013, we learned that the Buenos Aires Stock Exchange decided to place the Company´s securities on “Common Trading” (Rueda Común). This decision was based upon the fact that the Company´s financial information for the six months ended June 30, 2013, no longer showed a negative shareholders’ equity, which was the reason why the Company´s securities were placed on a “Reduced Trading” (Rueda Reducida), as timely informed to the market and to this Commission.

Yours sincerely, ___________________ Carlos D. Ariosa Attorney-in-Fact

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)
Avda. del Libertador 6363 – Piso 12 – Buenos Aires, A1428ARG – Argentina – Tel.: 4346-5507 – Fax: 4346-5327